UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1 )*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
August 18, 2015
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Select Equity Group, L.P. (46-3465710)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,770,734
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners L.P. (13-3991804)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,127
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,172
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,172
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Holdings, LLC (13-3991559)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 338,172
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 338,172
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 338,172
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.9%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of February 4, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II, L.P. (82-0575314)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II Holdings, LLC (82-0575310)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 1,267,658
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 1,267,658
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,267,658
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 3.5%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Offshore Master Fund, Ltd. (98-1007715)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 2,164,949
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 2,164,949
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,164,949
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 6.0% *
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,770,734
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,770,734
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,358,370
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 10.4%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 14 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Evan C. Guillemin
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,251
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,251
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,251
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.02%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.
* Beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding on an as-converted basis as of August 5, 2015.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the Class A Common Stock, $0.001 par value (the “A-Common”), of Shake Shack, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on February 17, 2015 (as amended by this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on February 17, 2015.
ITEM 4.                          PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is amended to reflect the following:
The SEG Direct Holders participated in a registered secondary offering of A-Common shares of the Issuer, which closed on August 18, 2015 (the “Secondary Public Offering”).  In connection with the Secondary Public Offering, SEG and SEG II exchanged LLC Interests for A-Common shares on a one for one basis and sold such A-Common shares in the offering.  Simultaneously with the exchange, an equivalent number of B-Common shares held by SEG and SEG II were cancelled without consideration pursuant to the Amended and Restated Certificate of Incorporation of the Issuer.  In addition, SEG Offshore sold A-Common shares held by it in the Secondary Public Offering.
Each of Mr. Guillemin and the SEG Funds have agreed, pursuant to a lock-up agreement (the “Secondary Lock-Up Agreement”) with the underwriters for the Secondary Public Offering, that for 90 days following the date of the final prospectus with respect to the Secondary Public Offering, he or it will not, subject to limited exceptions and subject to extension in specified circumstances, offer, pledge, announce the intention to sell, sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or take or propose to take actions to transfer to another, all or a portion of the economic consequences of ownership of, any shares of A-Common, B-Common, or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s common stock.
Except as disclosed in this Schedule 13D, none of the members of the SEG Group, including none of the Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a) and 5(b) of the Schedule 13D are amended to reflect the following:
As of the date of this statement, (i) SEG is the record owner of 338,127 shares of B-Common and LLC Interests, (i) SEG II is the record owner of 1,267,658 shares of B-Common and LLC Interests, (iii) SEG Offshore is the record owner of  2,164,949 shares of A-Common, and (iv) Mr. Guillemin is the record owner of the Guillemin Options.  Each member of the SEG Group beneficially owns the number of shares of  A-Common, on an as-converted basis, as set forth below.  The percentage of A-Common beneficially owned by each such member of the SEG Group is based on 36,250,000 shares of A-Common outstanding, on an as-converted basis, as of August 5, 2015.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	3,770,734	3,770,734	10.4%
SEG	0	338,127	338,127	0.9%
SEG Holdings	0	338,127	338,127	0.9%
SEG II	0	1,267,658	1,267,658	3.5%
SEG II Holdings	0	1,267,658	1,267,658	3.5%
SEG Offshore	0	2,164,949	2,164,949	6%
George S. Loening	0	3,770,734	0	10.4%
Evan C. Guillemin	8,251	0	8,251	0.02%
Select Equity GP	0	3,770,734	3,770,734	10.4%
Other directors and officers of SEG Offshore	0	2,548,516	2,548,516	6.0%

*All share numbers presented in this table assume full conversion of B-Common and LLC Interests to A-Common.
Due to their relationships with the SEG Direct Holders, each of Select Equity, SEG Holdings, SEG II Holdings, Select Equity GP and Mr. Loening may be deemed to have shared voting and investment power with respect to the Equity Interests beneficially owned by the SEG Direct Holders. As such, Select Equity, SEG Holdings, SEG II Holdings, Select Equity GP and Mr. Loening may be deemed to have shared beneficial ownership over such Equity Interests.  SEG and SEG Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG II and SEG Offshore;  SEG II and SEG II Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG and SEG Offshore; and SEG Offshore disclaims beneficial ownership of the Equity Interests held directly by SEG and SEG II.

Additionally, by virtue of the various agreements and arrangements among the SEG Funds described in this Schedule 13D and the other members of the Voting Group (the other members of the Voting Group, the “Non-SEG Members”), the Non-SEG Members may be deemed to be members of a “group” with the Reporting Persons.  None of the Non-SEG Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any Non-SEG Member beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is amended to reflect the following:
In connection with the Secondary Public Offering, Mr. Guillemin and the SEG Funds  have entered into the Secondary Lock-Up Agreement, as described in Item 4.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of August 20, 2015

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its general partner

By: /s/ James Berman	Date: August 20, 2015

SEG PARTNERS L.P.

By: SEG Partners Holdings, LLC, its general partner

By: /s/ George Loening	Date: August 20, 2015

SEG PARTNERS HOLDINGS, LLC

By: /s/ George Loening	Date: August 20, 2015

SEG PARTNERS II, L.P.

By: SEG Partners II Holdings, LLC, its general partner

By: /s/ George Loening	Date: August 20, 2015

SEG PARTNERS II HOLDINGS, LLC

By: /s/ George Loening	Date: August 20, 2015

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: /s/ George Loening	Date: August 20, 2015

GEORGE S. LOENING

By: /s/ George Loening	Date: August 20, 2015

EVAN C. GUILLEMIN

By: /s/ Evan C. Guillemin	Date: August 20, 2015

SCHEDULE 1
Directors and Executive Officers of SEG Offshore

George S. Loening – Director
John D. Britton – Director
Martin J. Lang – Director
Grant Jackson - Director